Exhibit (a)(3)

2018 Annual Report	April 30, 2019

TO OUR EVERFLOW PARTNERS...

The Appalachian Basin has experienced some crude oil and natural gas pricing relief in 2017 and 2018, as compared to 2015 and 2016 where it had experienced historically low natural gas prices and significant declines in crude oil prices. While natural gas prices were higher in 2018 as compared to the prior comparable period, negative regional basis adjustments being applied to the majority of the Company’s natural gas sales continued to settle at unpleasantly low levels. Negative regional basis adjustments are primarily the result of excess supply of natural gas currently being produced and stored in the region. During 2018, the Company was the beneficiary of favorable natural gas prices locked-in on certain production volumes committed to by management prior to their production. The average price received by the Company per MCF of natural gas was $2.77 in 2018, an increase of $0.05, or 2%, from the average price received of $2.72 in 2017, and an increase of $0.96, or 53%, from the average price received of $1.81 in 2016. The average price received by the Company per BBL of crude oil was $58.28 in 2018, an increase of $11.16, or 24%, from the average price received of $47.12 in 2017, and an increase of $18.61, or 47%, from the average price received of $39.67 in 2016.

The increase in 2018 natural gas and crude oil prices had a positive effect on the Company’s operations. The Company’s crude oil and natural gas sales increased $2.5 million, or 35%, from 2017 to 2018. Another contributing factor to the increase in natural gas and crude oil sales was the recognition of approximately $956,000 of sales that were reported and paid by a third party operator significantly in arrears. The Company recognized net income of $4.4 million during 2018, an increase of $2.3 million from the $2.1 million of net income recognized during 2017 (GAAP Basis). Net income per limited partnership Unit was $0.79 in 2018, an increase of $0.42 from the $0.37 recognized in 2017 (GAAP Basis).

In November 2018, the Company locked-in 600,000 MCF at a weighted average price of $4.35 per MCF for the December 2018 – March 2019 production periods. The average prevailing price for the same December 2018 – March 2019 production periods was $3.24 per MCF. Management estimates that the volumes locked-in during this period will represent approximately 75% of the Company’s total operated natural gas production.

The Company had a Standardized Measure of Discounted Future Net Cash Flows (the “Standardized Measure”) of $4.4 million at December 31, 2018, an increase of $9.5 million from the net liability of $5.1 million measured at December 31, 2017. The increase was primarily due to increases in crude oil and natural gas prices and the related upward revisions in quantities of crude oil and natural gas reserves from December 31, 2017 to December 31, 2018, offset somewhat by sales of crude oil and natural gas during 2018. The Company incurred prepaid development costs of approximately $372,000 in 2018 for two oil and gas properties and a pipeline expected to be drilled and constructed in 2019. Total assets and partners’ equity of the Company at December 31, 2018 amounted to $40.6 million and $18.7 million, respectively.

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692

2018 Newsletter	April 30, 2019

The Company made a cash distribution in April 2019 to all Unitholders of record as of March 31, 2019 after making assessments of final 2018 net taxable income, Company liabilities associated with operations, an anticipated 2019 Repurchase Right commitment, cash requirements for upcoming drilling and development projects, and other cash flow considerations. The Company did not make a cash distribution in 2018. From January 2015 through April 2019, the Company has distributed $0.67 per Unit in cash in excess of 2015-2018 net taxable income. See the table below for further details of net taxable income/loss and distributions for the period beginning January 2015 and ending April 2019:

Period	Taxable Income (Loss)	Cash Distributions	Variance
2015	$-	$0.70	$0.70
2016	(0.33)	-	0.33
2017	0.24	-	(0.24)
2018	0.42	-	(0.42)
Jan - Apr 2019	**	0.30	0.30
	$0.33	$1.00	$0.67

** Taxable income associated with the first four months of 2019 has not yet been determined.

Net taxable income/loss is determined by adding ordinary income/loss, interest and dividend income, and long-term capital gains, and deducting charitable contributions, intangible drilling costs, percentage depletion, the domestic production activities deduction (through 2017) and the qualified business income deduction (effective 2018) on a per Unit basis. The Company intends to make future distributions as cash flows warrant.

FINANCIAL REPORT...

Enclosed with this Annual Newsletter is the following financial information:

•     The Company’s audited 2018 Consolidated Financial Report, including a report from the Company’s independent registered public accounting firm and Notes to Consolidated Financial Statements.

•     “Management’s Discussion and Analysis of Financial Condition and Results of Operations” derived from the Company’s Form 10-K Annual Report filed with the Securities and Exchange Commission on March 27, 2019.

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692

2018 Newsletter	April 30, 2019

RESERVE REPORT...

Also enclosed with this newsletter is a copy of a letter prepared by Wright & Company, Inc., independent petroleum consultants, including a summary report of the remaining crude oil and natural gas reserves, future net cash flows and discounted future net cash flows for all properties in which the Company owns an interest (the “Reserves Report”). Additional supplemental information relating to the Company’s oil and gas producing activities can be found in the enclosed 2018 Consolidated Financial Report – reference Note 8 of the Notes to Consolidated Financial Statements.

As presented in the enclosed Reserves Report, the Company has an estimated $30.5 million in undiscounted future net cash flows at December 31, 2018, representing $5.43 per limited partnership Unit. Because of the time period required to extract such reserves, the present value of reserves to be obtained in the future is less than if immediately available. The present value of the Company’s future net cash flows, discounted at 10% per annum, is $18.6 million at December 31, 2018, which represents $3.31 per limited partnership Unit.

The average remaining economic life of the Company’s wells at December 31, 2018 is 9.0 years. The economic lives of the Company’s wells have a range of 0 – 50 years at December 31, 2018.

REPURCHASE RIGHT...

The Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership. The price to be paid for any such Units is calculated based upon the audited financial statements of the Company as of December 31 of the year prior to the year in which the Repurchase Right is to be effective and independently prepared reserves reports.

Between April 30, 2019 and June 28, 2019, you as a Unitholder of the Company may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 2018, as adjusted for cash distributions since that date.

Based on the Company’s audited financial statements (enclosed), the 2019 calculated Repurchase Right Price is $1.50 per Unit calculated as follows:

Total partners' equity at December 31, 2018	$18,710,000

Add:
Standardized Measure of Discounted
Future Net Cash Flows	4,444,000
Tax adjustment	196,000
4,640,000
Deduct:
Carrying value of oil and gas properties (net of undeveloped lease costs and prepaid well costs):
Historical cost	175,030,000
Less Depreciation, Depletion and Amortization	(167,024,000)
8,006,000

Adjusted Book Value	15,344,000
66% of Adjusted Book Value	10,127,000
98.81% Limited Partners' share	10,006,000
Unit price based on 5,549,355 Units	1.80
Less Interim Distributions	(0.30)

Calculated Repurchase Right Price	$1.50

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692

2018 Newsletter	April 30, 2019

Management of the Company believes that the Repurchase Right Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

Management of the Company also believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains. The sale of Units would require that all prior deductions for intangible drilling and development costs (including intangible drilling and development costs deducted originally when most of the current Unitholders invested in drilling programs in the 1980’s) and depletion deductions (except for percentage depletion deductions in excess of the basis of a property) would be subject to recapture and would be treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Units (see Section 11 of the Offer to Purchase). Unitholders should consult their own tax advisor to assess the tax consequences of the sale of Units to the Company.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.

MARGINAL WELL TAX CREDITS...

The marginal well tax credit (the “MWC”) is a production-based tax credit that provides credits for the production of qualified crude oil and natural gas from a qualified marginal well. Since its enactment in 2004, the MWC had been fully phased out for both marginal crude oil and natural gas wells due to the relevant commodity prices. Through 2015, no taxpayer had ever claimed the Code Sec. 45I MWC since its enactment, and no IRS form existed to claim the credit since the IRS had never needed to develop one.

During the 4th quarter of 2017, the IRS published the long-awaited reference price for qualified natural gas production from qualified marginal wells during taxable years beginning in calendar year 2016 for the purpose of determining the MWC under Code Sec. 45I. The MWC for oil is fully phased-out for 2016. The IRS also suggested that a taxpayer who filed a 2016 return on or before October 2, 2017 without claiming the credit may file an amended return using the applicable reference price stated in the notice. Generally, a taxpayer has up to three years from the date it filed a return, or two years from the date the tax is paid, whichever is later, to file an amended return.

      In August 2018, the Company amended its 2016 Form 1065 partnership return to recognize marginal well tax credits earned from its 2016 qualified natural gas production. Form 1065 Amended Schedule K-1s were mailed to all of the Company’s partners who held Units at any point during 2016.

In May 2018, the IRS released guidance pertaining to the reference price for 2017 qualified natural gas production for the purpose of determining the MWC. The MWC for oil was once again phased-out for 2017. After evaluating the potential impact of the 2017 MWC on the Company’s partners, the Company has decided to amend its 2017 Form 1065 partnership return to reflect the credits that have been earned. Later this year, all limited partners from tax year 2017 can expect to receive a Form 1065 Amended Schedule K-1 for 2017 reflecting their share of the credits. Many limited partners will likely choose to not to proceed with amending their 2017 tax returns due to the immaterial amount of credits allocable to them, however other limited partners may find the amendment process to be worthwhile. All limited partners are strongly encouraged to seek professional tax advice when considering amending a prior year tax return.

DIRECT DEPOSIT...

As discussed above, the Company made a cash distribution in April 2019 to all Unitholders of record as of March 31, 2019. Many of the Company’s partners are currently setup to have their cash distributions directly deposited into their bank accounts, whereas many of the Company’s partners continue to receive checks. Direct deposit is a safe and convenient way to have your cash distributions deposited directly into your bank account and have the funds available for your use right away, while also eliminating (i) the extra time required for the United States Postal Service to deliver your paper check, (ii) the additional time and effort associated with depositing the check into your bank account once it has been received and (iii) the additional time associated with your bank processing and clearing the check and making the funds available to you. We encourage all Unitholders to take advantage of direct deposit for your cash distributions. Unitholders are notified of cash distributions directly deposited via email on the day the distribution is processed. If you are interested in signing up for direct deposit, please contact Sharon Bradley, our Partner Relationship Manager, and she will be happy to assist with getting you setup. Sharon may be reached at the Company’s main phone number – (330) 533-2692 – or by email at eesharon@zoominternet.net

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692